

July 9, 2020

Subject: Certification of Financial Statements by Chief Financial Officer

I, Colby Schaeffer, certify that:

(1) the financial statements of Persona Network, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Persona Network, Inc. included in this Form reflects accurately the information reported by Persona Network, Inc. filed for the fiscal years ended 12-31-2019 and 12-31-2018

Sincerely,

Colby Schaeffer, CFO

Persona Network, Inc.
182 Howard Street, 119
San Francisco, CA 94105

Income Statement	
Operating Revenue	$63
Subscriptions	$63
Operating Expenses	$122,789
Contractors	$98,709
Advertising	$390
Software Services & Hosting	$10,549
Legal	$2,256
Mail	$411
Meals	$33
Subscriptions	$378
Regulatory Fees & Taxes	$549
Travel	$298
Communications	$240
Bank Fees	$1,028
Debt Payments	$7,948
Operating Net Income	($122,725)
Investment & Financing Revenue	$64,110
Cash Received from New Equity Investors	$17,360
Cash Received from Notes	$46,750

Balance Sheet	
Current Assets	
Short–term cash	$2,169
Furnishings and Equipment	$900
Accounts receivable	$0
Fixed Assets	$26,775
TOTAL ASSETS	$29,844
Short–term debt	$0
Long–term debt	$174,883
TOTAL LIABILITIES	$174,883
Stockholder's Equity	
Common Stock	$19,750
Capital Contributions	$56,991
Shareholders (Deficit)	–$221,780
TOTAL LIABILITIES & EQUITY	–$145,039

Statement of Cash Flows (Direct Method)	
	2019
Beginning Cash Balance	$3,793
Cash Flows from Operating Activities	
Cash receipts from customers	$0
Cash paid to suppliers	–$24,079
Cash paid to employees	–$98,709
Cash generated from operations	$63
Interest paid	$0
Income taxes paid	$0
Net Cash from Operating Activities	–$122,725
Cash Flows from Investing Activities	
Purchase of property or equipment	$0
Proceeds from sale of equipment	$0
Net Cash from Investing Activities	$0
Cash Flows from Financing Activities	
Proceeds from issuance of common and preferred stock	$17,360
Proceeds from issuance of long–term debt or convertible notes	$46,750
Capital contributions from owners	$56,991
Principal payments under capital lease obligation	$0
Dividends paid	$0
Net Cash from Financing Activities	$121,101
Ending Cash Balance	$2,169

BALANCE SHEET	Notes	2016	2017	2018
Current Assets				
Short-term cash	Cash on hand after paying out expenses	$0	$494	$2,321
Furnishings and Equipment	Desks, chairs, computers, AV equipment	$0	$0	$0
Accounts receivable	n/a	$0	$0	$0
<u>Fixed Assets</u>	persona.io domain	$0	$11,900	$17,850
TOTAL ASSETS		**$0**	**$12,394**	**$20,171**
Short-term debt	No credit cards or short-term balances	$0	$0	$0
Long-term debt	Convertible note balance (no discount for PV), after Dec 20	$0	$0	$108,494
TOTAL LIABILITIES		**$0**	**$0**	**$108,494**
<u>Stockholder's Equity</u>				
Common Stock	Par value of $0.001 per share, 1,000,000 shares authorized	$0	$2,000	$1,000
Capital Contributions	From founding shareholders	$0	$33,725	$53,249
Retained Earnings	Startup costs	$0	-$23,331	-$142,572
TOTAL LIABILITIES & EQUITY		**$0**	**$12,394**	**-$88,323**

Profit & Loss Statement

	2017	2018
Operating Revenue	$0	$285
Financing Revenue	$0	$16,000
Investing Revenue	$0	$100,000
Total Revenue	**$0**	**$116,285**
Labor	*$11,312*	*$134,859*
Vendor Services	*$2,593*	*$14,352*
Office Supplies	*$11,991*	*$1,424*
Employee Travel	*$1,960*	*$12,360*
Misc. Operating Expenses	*$4,974*	*$0*
Operating Expenses	$32,831	$162,995
Financing Expenses	$0	$1,223
Investing Expenses	$0	$0
Total Expenses	**$32,831**	**$164,218**
Net Income	**($32,831)**	**($47,933)**
Capital contributions from owners	*$33,725*	*$53,249*
Net Cash	**$894**	**$5,316**

Statement of Cash Flows (Direct Method)

	2017	2018
Beginning Cash Balance	**$0**	**$894**
Cash Flows from Operating Activities		
Cash receipts from customers	$0	$0
Cash paid to suppliers	($9,837)	($94,352)
Cash paid to employees	($11,294)	($54,859)
Cash generated from operations	$0	$285
Interest paid	$0	$0
Income taxes paid	$0	$0
Net Cash from Operating Activities	**($21,131)**	**($148,926)**
Cash Flows from Investing Activities		
Purchase of property or equipment	($11,700)	($1,424)
Proceeds from sale of equipment	$0	$0
Net Cash from Investing Activities	**($11,700)**	**($1,424)**
Cash Flows from Financing Activities		
Proceeds from issuance of common and preferred stock	$0	$0
Proceeds from issuance of long-term debt or convertible not	$0	$100,000
Capital contributions from owners	$33,725	$53,249
Principal payments under capital lease obligation	$0	$0
Dividends paid	$0	$0
Net Cash from Financing Activities	**$33,725**	**$153,249**
Ending Cash Balance	**$894**	**$3,793**